EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

		Years ended December 31,
		2009	2008	2007
Earnings from continuing operations before income taxes		$325.3	$558.4	$506.6
Less:	Equity earnings	(52.6)	(50.8)	(34.1)
Add:	Total fixed charges deducted from earnings	246.6	260.5	362.7
	Proportional share of pre-tax earnings of 50% owned associates	25.6	12.6	7.7
	Dividends received from equity investees	33.8	24.5	21.7
Earnings available for payment of fixed charges		$578.7	$805.2	$864.6
Fixed charges (including the Company’s proportional share of 50% owned associates):
	Interest expense	$230.4	$245.1	$340.0
	Portion of operating lease rental deemed to be interest	5.8	7.5	14.1
	Amortization of deferred financing costs and debt discount expense	10.4	7.9	8.6
Total fixed charges deducted from earnings		$246.6	$260.5	$362.7
Preferred stock dividends (increased to assumed pre-tax amount)			7.2	28.4
Combined fixed charges and preferred stock dividends		$246.6	$267.7	$391.1

Ratio of earnings to fixed charges		2.3	3.1	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends			3.0	2.2

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

		Years ended December 31,
		2006	2005
Earnings (loss) from continuing operations before income taxes		$165.1	$(207.1)
Less:	Equity earnings	(23.4)	(20.5)
Add:	Total fixed charges deducted from earnings	361.3	336.5
	Proportional share of pre-tax earnings of 50% owned associates	7.9	8.9
	Dividends received from equity investees	43.5	11.0
Earnings available for payment of fixed charges		$554.4	$128.8
Fixed charges (including the Company’s proportional share of 50% owned associates):
	Interest expense	$343.3	$318.7
	Portion of operating lease rental deemed to be interest	12.3	11.1
	Amortization of deferred financing costs and debt discount expense	5.7	6.7
Total fixed charges deducted from earnings		$361.3	$336.5
Preferred stock dividends (increased to assumed pre-tax amount)		36.0	30.7
Combined fixed charges and preferred stock dividends		$397.3	$367.2

Ratio of earnings to fixed charges		1.5
Deficiency of earnings available to cover fixed charges			$207.7
Ratio of earnings to combined fixed charges and preferred stock dividends		1.4
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends			$238.4